------                                    DAVIES WARD PHILLIPS & VINEBERG LLP

DAVIES                                    625 Madison Avenue   Tel  212 308 8866
                                          12th Floor           Fax  212 308 0132
------                                    New York NY 10022    www.dwpv.com

December 19, 2005                  Guy P. Lander
                                   Dir 212-588-5511
                                   Fax: 212.644.8489
                                   glander@dwpv.com
                                   File No.  060507-61356

Via Facsimile and
EDGAR Transmission

Mr. Joseph A. Foti
Senior Assistant Chief Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-3628

                  Re:   Kent Financial Services, Inc.
                        Form 10-KSB for the year ended December 31, 2004
                        Form 10-QSB for the periods ended March 31, 2005, June 30, 2005 and September 30, 2005
                        Commission file #: 001-07986

Dear Mr. Foti:

      On behalf of Kent Financial Services, Inc. ("Kent"), the following has been provided to us by Kent and is provided to you in response to comments received from the staff (the "Staff") of the Securities and Exchange Commission in their letter dated November 29, 2005. For the convenience of the Staff, we have restated the Staff's comments, and the number of the responses and headings set forth below correspond to the numbered comments and headings in the letter from the Staff. Once the staff has completed its review, Kent will incorporate into its filed documents changes and additional disclosures that Kent deems necessary or appropriate.

      Unless otherwise noted, capitalized terms will have the same meaning as in the Company's letter to the U.S. Securities and Exchange Commission dated November 1, 2005.

Form 10-KSB for the year ended December 31, 2004

Notes to the Financial Statements

Note 1. Summary of Significant Accounting Policies
Sale of T.R. Winston

1. We note from your response to prior comment 1 that Galuchie's earnings from his

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                                             DAVIES WARD PHILLIPS & VINEBERG LLP

      interest in Winston LLC were to be deducted from the $390,000 purchase price. Please tell us have you have accounted for this reduction in purchase price during 2004 as indicated in your response to our comment. Also, please tell us why the original purchase price of $390,000 rather than the reduced amount of $323,000 was stated in the sale agreement in August 2004 as a reduction in the $1 million sales price if Galuchie's share of Winston's earnings was to be deducted from the put option liability as your prior response indicates. Additionally, we note your proposed disclosure to be provided in Note 1 and request that you include this disclosure in your amended 10-KSB for the year ended December 31, 2004.

Reduction of Put Option

      Subject to certain conditions, following the second anniversary of the date of execution of the Agreement, Galuchie could require the Company to repurchase his units in Winston LLC for $390,000. This purchase price, however, was to be reduced by Galuchie's earnings from the ownership of these units during the two-year period. Accordingly, the Company reduced the contingent liability established for the possible purchase of Galuchie's units by such amount, offset by a reduction in the deferred compensation component of stockholders' equity.

Reduction in $1 Million Sales Price

      In August 2004, a new agreement was negotiated (the "Second Agreement") whereby the Company agreed to sell its remaining interest in Winston LLC to the other members of Winston LLC, for an amount equal to $1 million, reduced by the original amount of the Galuchie put option in the amount of $390,000, not the adjusted amount described above.

Note 1 to the financial statements will be revised to include the following:

Sale of T. R. Winston

      Until July 31, 2003, the Company's business was comprised principally of the operation of T. R. Winston & Company, Inc. ("Winston"), a licensed securities broker-dealer and a wholly owned subsidiary. Effective July 31, 2003, the Company sold 60% of Winston to two executives of Winston (the "Agreement"). Immediately prior to the sale, Winston paid cash to the Company reducing Winston's equity to $500,000 and the Company then recorded its 40% investment in
T. R. Winston & Company LLC ("Winston LLC") at $200,000. The Company also established a put option liability for $390,000 as the Agreement also provided that an officer of Winston LLC (and former officer of Kent), subject to certain conditions, had the right to require Kent to purchase all of his Units in Winston LLC for a purchase price of $390,000, for a period of 30 days following the second anniversary of the date of execution of the Agreement. However, the actual payment of this contingent liability was not certain nor anticipated by the Company. As this contingent payment related to the officer's employment agreement with the Company, the put option was recorded as a liability and offset to stockholders' equity as deferred (contingent) compensation. Subsequent to the Agreement, the Company had no management responsibility for Winston LLC but was entitled to a 40% distributive share of Winston LLC's profits as

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                                             DAVIES WARD PHILLIPS & VINEBERG LLP

defined by the Agreement, and was accounting for its investment in Winston LLC by the equity method.

      In August 2004, pursuant to a new agreement, the Company sold its remaining interest in Winston LLC for a gross sales price of $1 million, adjusted for, among other items, the original $390,000 contingent put option.

Note 3. Securities Owned

2. We note from your response to prior comment 2 that you believe that because four other investors owned approximately 35% of the common stock of GNDV, you believe that you are not required to use the equity method of accounting. This conclusion appears to be based on one example in FIN 35 that states that when a majority ownership of an investee is concentrated among a small group of shareholders who operate the investee without regard to the views of the investor, the investor may be unable to exercise significant influence over the operating and financial policies of an investee. However, we do not believe that a 35% ownership by four other investors is a majority ownership and do not understand based on your response how they would affect your influence over the investee, especially considering that you own a larger interest than the other investors. Therefore, we continue to believe that the equity method of accounting for your investment in GNDV is appropriate prior to the second quarter of 2005 when changes occurred that required consolidation. We also note that you do not believe the differences between the losses of GNDV that would have been reported using the equity method of accounting and the unrealized losses in the GNDV investment recorded by the Company in 2003 and 2004 were material. As we do not agree with your concluding in this regard, please revise your financial statements as of December 31, 2003 and 2004 to present your investment in GNDV using the equity method of accounting.

      The Company will revise its financial statements as of December 31, 2003 and 2004 by filing an amended Form 10-KSB for the year ended December 31, 2004, to present its investment in General Devices using the equity method.

Note 4. Acquisition of Cortech

3. We note from your response to comment 3 that the differences between the unrealized losses that were included in income in 2003 and first quarter 2004 for your investment in Cortech and the net losses in the investment that would have been reported in net income in 2003 and 2004 had the investment been accounted for using the equity method of accounting, were $37,000 and $16,000 respectively. Because these amounts are material to net income during both the year ended December 31, 2003 and the first quarter of 2004, we continue to believe that the investment in Cortech, prior to June 30, 2004, should be accounted for using the equity method of accounting. Please revise your financial statements as of December 31, 2003 and 2004 accordingly.

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                                             DAVIES WARD PHILLIPS & VINEBERG LLP

      The Company will revise its financial statements as of December 31, 2003 and 2004 by filing an amended Form 10-KSB for the year ended December 31, 2004, to present its investment in Cortech using the equity method, until the time of its consolidation in the Company's financial statements at June 30, 2004.

Note 6. Kent Education Services, Inc.

4. We note from your response to prior comment 5 that you have presented the revised disclosure that you will include in your amended 10-KSB. Please include in your disclosure that the ownership interest you acquired is a 60% controlling interest.

      Note 6 to the financial statements will be revised to include the following:

      The Academy for Teaching and Leadership, Inc. (The Academy) was formed to offer educators high quality programs designed to dramatically improve themselves, their students and their schools. As a result of the Company evaluating the business plan of the Academy, Kent Education Services, Inc., a wholly owned subsidiary of the Company, acquired a 60% controlling interest in The Academy for $300,000 in August 2004.

      The Company accounted for its investment in The Academy in other assets in 2004 as The Academy had no operations in 2004, other than costs incurred of approximately $1,800 in formation expenses, which the Company deemed to be immaterial. In addition, the equity interests in The Academy had yet to be finalized, thus the purchase price allocations had not yet been completed. During the first quarter of 2005, the equity interests had been finalized and the purchase price allocations were completed. Additionally, The Academy actively began operations including designing and offering programs to school districts and incurred expenses of approximately $21,000. As a result, the Company consolidated The Academy as of January 1, 2005. As The Academy was a new business, its valuation was based on business plans and forecasts. The following is a condensed balance sheet reflecting the amount assigned to each major asset and liability caption relating to the consolidation of The Academy at January 1, 2005 (in $000's):

            Cash                                              $ 350
            Goodwill                                             90
            Investment in The Academy                          (300)
            Minority Interest in The Academy                   (140)
                                                              -----
                                                              $  --
                                                              =====

      No pro forma financial information was presented as The Academy's operations were consolidated since January 1, 2005 and The Academy had no operations in 2004, other than approximately $1,800 of start-up costs in the fourth quarter of 2004, which the Company deemed immaterial.

Form 10-QSB for the quarter ended September 30, 2005

Note 10. Subsequent Events

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                                             DAVIES WARD PHILLIPS & VINEBERG LLP

5. We note from your response to our prior comment 2 and your disclosure in Note 10 to the interim financial statements for the quarter ended September 30l 2005 that in October 2005 you sold your entire interest in GNDV for approximately $343,000, recording a gain of approximately $307,000. Please tell us, and disclose in future filings, the consideration received for the sale and whether the sale was to a related party. Additionally, please tell us why you were able to sell your interest for such a significant amount over the fair value of the investment at the time of sale.

      The Company sold its interest in General Devices for cash of $343,000, to an unrelated party in an arms-length negotiated transaction.

Other

6. Please file an amended Form 10-KSB for the year ended December 31, 2004 to address all our comments, including the proposed disclosures you have included in your response letter, as soon as possible.

      One the Staff has completed its review, the Company will file an amended Form 10-KSB for the year ended December 31, 2004 to address all of the Staff's comments including our proposed disclosures a soon as possible.

      Should you or the Staff have any further comments or questions regarding the foregoing, please do not hesitate to contact the undersigned at (212) 588-5511.

                                            Sincerely,


                                            Guy P. Lander

cc: Claire Erlanger
    Sue Ann Merrill
    Paul O. Koether